AB* 2/27

08026169

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECU... ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 67500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Discovery Group Holding Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 N. Wacker Drive, Suite 1685
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Donoghue 312-265-9604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe Street, Suite 910 (Address) Chicago (City) IL (State) 60661 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AV 2/28

OATH OR AFFIRMATION

I, Daniel J. Donoghue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discovery Group Holding Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREEMA CRUZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/06/11

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISCOVERY GROUP HOLDING COMPANY, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2007

DISCOVERY GROUP HOLDING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 834,791
Due from Related Parties	451,745
Other Receivables	109,053
Prepaid Expenses	45,514
Total Current Assets	1,441,103
PROPERTY AND EQUIPMENT	
Office Equipment	133,055
Less: Accumulated Depreciation	(133,055)
Net Property and Equipment	0
OTHER ASSETS	
Deposits	12,000
Investment in DEP, LP	500,000
Investment in Discovery Group I, LLC & Discovery Group II, LLC	87,917
Total Other Assets	599,917
TOTAL ASSETS	$ 2,041,020

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 89,313
Accrued Expenses	15,678
Total Current Liabilities	104,991
LONG TERM LIABILITIES	
Staff Incentive Reserve	124,701
MEMBERS' EQUITY	1,811,328
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,041,020

The accompanying notes are an integral part of these statements.

END